SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair's 5.3M April passengerS double those of BA

12% INCREASE IN RYANAIR'S PASSENGER NUMBERS

Ryanair, Europe's largest low fare airline today (6th May 09) confirmed April traffic of 5.3million, a 12% increase over April 2008 and more than double British Airways' declining April traffic.

Ryanair's continued growth proves that passengers prefer Ryanair's low fares over the high fares and fuel surcharges imposed by flag carriers, such as Air France, British Airways and Lufthansa.

The following are Ryanair's passenger and load factor statistics for April 2009:

	Apr 08	Apr 09	Increase
Passengers (m) 1	4.7m	5.3m	+12%
Load Factor 2	79%	82%	+3%

1.  Represents the number of booked seats flown by Ryanair.

2.  Represents the number of passengers as a proportion of the number of seats available to passengers.

Stephen McNamara, Head of Communications, said:

"We continue to grow our monthly traffic as passengers switch to Ryanair's guaranteed lowest fares and no fuel surcharge from BA's high fares, unfair fuel surcharges and flight delays.

"Ryanair carried 5.3 million passengers in April, an increase of 12%, and while some growth can be attributed to Easter falling later this year April was another strong month of growth at the expense of high cost airlines who see passengers continue to switch to Ryanair. Ryanair now carries more than double the monthly traffic of BA proving, yet again, that the self titled "World's favourite airline" isn't even Britain's favourite anymore".

Ends.                                                  Wednesday 6th May 2009

For further information:

Stephen McNamara                         Pauline McAlester

Ryanair                                             Murray Consultants

Tel: 00 353 1 812 1271                     Tel: 00 353 1 4980

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 May 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director